                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE TO/ A
                                (RULE 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    Of The Securities Exchange Act of 1934
                               (Amendment No.2)

                               PJ America, Inc.
                      (Name of Subject Company (Issuer))

                             PJ Acquisition Corp.
                              Richard F. Sherman
                              Douglas S. Stephens
                             Michael M. Fleishman
    Martin T. Hart, individually and on behalf of H Investment Company LLP
                                Frank O. Keener
                              Stephen P. Langford
                              Michael J. Grisanti
                               Jack A. Laughery
Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust
 u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated
                                    9/1/96
 Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a
                                 dated 9/1/96
                               PJ America, Inc.
                      (Name of Filing Persons (Offerors))

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                             PJ Acquisition Corp.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald PLLC
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

              Transaction Valuation*                     Amount of Filing Fee**
                   $22,600,120                                    $4,520

--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 2,582,859 shares of Common Stock, par value $.01 per share (the "Shares") of PJ America, Inc., at a purchase price of $8.75 per Share net in cash. Such number of Shares represents the 4,323,648 Shares outstanding as of June 30, 2001, less the 1,740,789 Shares owned by the Investor Group.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,520         Filing Party: PJ Acquisition Corp.
Form or Registration No.: 5-49835              Date Filed: July 20, 2001

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

               [X]  third-party tender offer subject to Rule 14d-1.
               [_]  issuer tender offer subject to Rule 13e-4.
               [X]  going-private transaction subject to Rule 13e-3.
               [X]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting
          the results of the tender offer:   [_]

                                   Page -2-

CUSIP No. 72585Q10
         -----------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Richard F. Sherman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          50,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             205,000/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          50,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          205,000/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      255,000/2/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3% )
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

_________________

/1/ Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof, because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -3-

CUSIP No. 72585Q10
         -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      61-6264185
      Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             200,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      200,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -4-

CUSIP No. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      61-6264188
      Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2)                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4)
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                          5,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY             200,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                          5,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11)
      205,000 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12)
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13)
      4.7% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14)
      IN
------------------------------------------------------------------------------

                                   Page -5-

CUSIP No. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Douglas S. Stephens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          242,464 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          242,464 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          242,464/3/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

______________________

/3/ Excludes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -6-

CUSIP No. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Stephen P. Langford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          207,164 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          207,164 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      207,164/4/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------




____________________

/4/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -7-

CUSIP No. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Martin T. Hart, individually and on behalf of H Investment Company LLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          125,000/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          125,000/5/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,000/6/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------




_______________________

/5/ Includes 100,000 shares held by H Investment Company LLP.

/6/ Excludes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -8-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Michael J. Grisanti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          168,063/7/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          168,063/7/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      168,063/7/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------





_____________________

/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner and 3,659 shares held by the Grisanti Family Trust.

                                   Page -9-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Jack A. Laughery
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          210,290/8/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,775/9/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          210,290/8/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,775/9/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      214,065/10/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------



_____________________

/8/ Includes 235 shares held by Mr. Laughery as custodian for his minor grandchildren.

/9/ Includes 2,800 Shares held by Mr. Laughery's wife and 975 shares held in trust for Mr. Laughery's minor grandchildren with his wife as trustee.

/10/ Excludes 3,300 shares held by the Laughery Foundation which will be tendered in the offer.

                                   Page -10-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      Frank O. Keener
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          324,603 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          324,603 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      324,603/11/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.5% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

__________________

/11/ Excludes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -11-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      Michael M. Fleishman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          188,430 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,000/12/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          188,430 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,000/12/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      204,430/13/ (may be deemed to beneficially own all shares beneficially owned by each member of the group or 1,740,789 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7% (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 40.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

/12/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

/13/ Excludes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof because such options will terminate unexercised upon the merger of PJ America, Inc. and PJ Acquisition Corp.

                                   Page -12-

CUSIP No. 72585Q10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (entities only)

      PJ Acquisition Corp. 31-1767-228
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,740,789
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,740,789
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,740,789 (May be deemed to beneficially own all shares beneficially owned by each member of the group.)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                40.3%
13
      (May be deemed to beneficially own all shares beneficially owned by each member of the group.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

                                   Page -13-

     This Amendment No.2 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 20, 2001, as amended on August 9, 2001, by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJAM") for the purpose of making this Offer and by the Investor Group. The members of the Investor Group are (i) Richard F. Sherman, (ii) Douglas S. Stephens; (iii) Michael M. Fleishman, (iv) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (v) Frank O. Keener; (vi) Stephen P. Langford; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and (x) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96. PJAM is hereby included as a filing person and bidder on the Schedule TO. This statement also amends the Schedule 13D filed by the Purchaser and the Investor Group on April 2, 2001, as amended on July 3, 2001, July 24, 2001 and August 9, 2001. This Amendment No. 2 to the Schedule TO relates to the Offer by the Purchaser, the Investor Group and PJAM to purchase all outstanding shares of Common Stock, par value $.01 per share, (the "Shares") of PJAM at $8.75 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2001 (the "Offer to Purchase"), as amended, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11.  Additional Information.

     On August 20, 2001, the Purchaser extended the Offer until 5 p.m. Eastern Daylight time on Monday August 27, 2001. As of 4:00 p.m. on Monday, August 20, 2001, PJAM stockholders had tendered and not withdrawn approximately 2,373,647 Shares pursuant to the Offer.

     In addition, the Purchaser has waived the financing condition. The Purchaser expect to enter into a definitive Loan Agreement with Bank One, Kentucky, NA, on the terms set forth in the previously disclosed commitment letter.

     The text of the Letter to Stockholders announcing the extension of the expiration date of the Offer and the waiver of the financing condition is attached hereto as Exhibit (a)(15).

Item 12.  Exhibits.

     The Offer to Purchase annexed as Exhibit (a)(1) of the Schedule TO is hereby amended and supplemented as follows:

Cover Page

                                   Page -14-

Immediately after "Offer to Purchase for Cash All Outstanding Shares of Common Stock of PJ America, Inc., at $8.75 Net Per Share by PJ Acquisition Corp., an Investor Group Consisting of Richard F. Sherman; Douglas S. Stephens; Michael M. Fleishman; Martin T. Hart, individually and on behalf of H Investment Company, LLP; Frank O. Keener; Stephen P. Langford; Michael J. Grisanti; Jack A. Laughery; Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas
H. Sherman Trust under an agreement dated 9/1/96; and Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96" insert and "PJ America, Inc."

Background of the Offer.

1. The following sentence is added as the last sentence in the paragraph beginning "On May 2, 2001...": "The findings and recommendations from the May 2, 2001 presentation were that an effort should be made to negotiate improved terms regarding the initial acquisition proposal from the Investor Group and to undertake a limited market test to consider the possibility of potential transactions with other qualified buyers."

2. The following new paragraph is added immediately after the second sentence in the paragraph beginning "On June 27, 2001...": "Banc of America Securities' presentation at the June 27, 2001 meeting and its written opinion as to fairness from a financial point of view differed from its preliminary analysis considered at the meeting of the Special Committee held on May 2, 2001, in a number of relevant respects. As described above, the May 2, 2001 presentation was based on projections prepared by PJAM's management in early April, whereas Banc of America Securities' presentation on June 27, 2001 and its written opinion as to fairness from a financial point of view were based on the revised financial projections, business developments and trends discussed at the May 23, 2001 meeting. The difference in the revised projections was primarily responsible for the reference range multiple of 3.7x - 4.8x included in the June 27, 2001 presentation as compared to the 4.0x - 5.5x preliminary reference range included in the May 2, 2001 presentation. In addition, the preliminary Analysis of Selected Publicly Traded Companies included in the May 2, 2001 presentation had included a selected company that was subsequently deleted due to its disparity in aggregate value. The May 2, 2001 presentation also had included a multiple of aggregate value over EBIT, which was subsequently deleted because of the distortion caused by selected companies' ownership of real estate. Based on stock prices of the selected companies on April 30, 2001, the preliminary average aggregate value as a multiple of EBITDA for the universe of selected companies included in the May 2, 2001 presentation was 5.2 as opposed to 4.7 in the June 27, 2001 final presentation. The May 2, 2001 presentation had included a preliminary Analysis of Previous PJAM Acquisitions, which was subsequently deleted due to the existence of different market conditions and a lack of sufficient information necessary to complete a meaningful analysis. The preliminary Analysis of Selected Acquisitions in the May 2, 2001 presentation had included information regarding several dated acquisitions, which were subsequently deleted due to significantly changed market conditions. The average aggregate value as a multiple of EBITDA for the universe of selected acquisitions in the preliminary May 2, 2001 presentation was 4.8, as compared to
4.5 in the June 27, 2001 presentation. The preliminary Discounted Cash Flow Analysis for the May 2, 2001 presentation was based on the financial projections prepared by PJAM's management in early

                                   Page -15-

April, resulting in a per share price ranging from $12.56 to $14.30, which was revised to a range of $9.56 to $10.84 in the June 27, 2001 final presentation based on management's revised financial projections. The preliminary Leveraged Buyout Analysis for the May 2, 2001 presentation also was based on the April projections, resulting in a per share price ranging from $9.15 to $11.53, which was lowered to a range of $8.38 to $9.55 based on management's revised projections. In addition, the preliminary Analysis of Premiums Paid for the May 2, 2001 presentation had focused on premiums paid in transactions without regard to the form of consideration paid in the transactions, whereas the June 27, 2001 presentation focused solely on all-cash transactions, resulting in a downward revision in the June 27, 2001 final presentation from the preliminary range of $8.00 - $9.39 to the final range of $7.75 - $8.94."

3. The following text is added to the beginning of the third sentence in the paragraph beginning "on June 27, 2001...", which becomes a new paragraph following the paragraph inserted in item 2 above. "Upon completion of the presentation by Banc of America Securities and delivery of its written opinion as to fairness from a financial point of view,...".

Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger.

Recommendation of the Special Committee and the Board

1. The first sentence of the first paragraph of this section is amended by inserting the word "substantively and procedurally" after the words "are advisable" but before the words "fair to and in the best interests of."

2. The first sentence of the second paragraph of this section is amended by inserting the word "substantively and procedurally" after the words "are advisable" but before the words "fair to and in the best interests of."

3. A new paragraph is added to this section, as the last paragraph of this Section, which reads as follows: "The Special Committee and the Board determined to approve and recommend the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, at this time in response to the presentation of the Offer by the Purchaser and the Investor Group and the Special Committee's and Board's determination that no alternatives more favorable to PJAM and its unaffiliated stockholders were available and that the Offer is likely to result in the greatest value for PJAM's unaffiliated stockholders. The Special Committee and the Board decided to approve and recommend the transactions at this time because of their belief as to the relative lack of benefits of being a public company as compared to the additional administrative costs and burdens of this status, PJAM's inability to improve its stock price to levels that would provide the returns customarily expected by market investors through improved performance, sustained growth, repurchases of its common stock in preceding fiscal years and other means, and the lack of interest on the part of any third party buyer. In addition, the Special Committee and Board considered the declining sales performance of PJAM's restaurant units in certain historically strong and mature markets, the continuing weakness of PJAM's units in most of its newer markets, and the prospective impact of substantial increases in cheese prices and utility costs and the possibility of a decline in the market prices of the Shares to pre-announcement levels or lower in reaching its decisions on the inadvisability of rejecting the Offer and continuing PJAM's business as a publicly traded company."

                                   Page -16-

Fairness of the Offer and the Merger; The Special Committee's Considerations.

The second bullet point under the subsection entitled "Consideration of Negative Factors" is amended to read in its entirety as follows: "some of the going concern valuation techniques that it considered, such as revenue and EBITDA multiples of comparable companies and discounted cash flow analysis, did not appear to support the fairness of the Merger Agreement and transactions contemplated thereby, although other going concern valuation techniques, such as earnings per share multiples for comparable companies and recently acquired companies and EBITDA multiples of recently acquired companies, did do so. See "Special Factors -- Opinion of the Special Committee's Financial Advisor."

Source and Amount of Funds
--------------------------

The following language is added to the end of this Section: "The individual members of the Investor Group will not provide financing for the transaction or otherwise attempt to procure financing in their individual capacities."

Exhibits

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(15) Letter to Stockholders dated August 20, 2001.
(a)(16) Press Release dated August 20, 2001.

                                   Page -17-

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Richard F. Sherman                           /s/ Douglas S. Stephens
------------------------------------------       -----------------------------------------
Richard F. Sherman                               Douglas S. Stephens


/s/ Stephen P. Langford                         /s/ Martin T. Hart
------------------------------------------      ------------------------------------------
Stephen P. Langford                             Martin T. Hart


/s/ Michael J. Grisanti                         /s/ Jack A. Laughery
------------------------------------------      ------------------------------------------
Michael J. Grisanti                             Jack A. Laughery


/s/ Frank O. Keener                             /s/ Michael M. Fleishman
------------------------------------------      ------------------------------------------
Frank O. Keenera                                Michael M. Fleishman


/s/ Merida L. Sherman                           /s/ Nicholas H. Sherman
------------------------------------------      ------------------------------------------
Merida L. Sherman, individually and as          Nicholas H. Sherman, individually and as
co-Trustee of the  Merida L. Sherman Trust      co-Trustee of the  Merida L. Sherman Trust
u/a dated 9/1/96 and as co-Trustee of the       u/a dated 9/1/96 and as co-Trustee of the
Nicholas H. Sherman Trust u/a dated 9/1/96      Nicholas H. Sherman Trust u/a dated 9/1/96

PJ Acquisition Corp.                         H Investment Company llp

By: /s/ Douglas S. Stephens                  By: Martin T. Hart, General Partner
    -----------------------
Name:  Douglas S. Stephens
Title: President and CEO                     By: /s/ Martin T. Hart
                                                 ------------------
                                             Title: General Partner

PJ America, Inc.

By:  D. Ross Davison
Name: D. Ross Davison
Title: Vice President of Administration,
Chief Financial Officer and Treasurer

Dated: August 20, 2001.

                                   Page -18-